UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 27, 2019

SEMGROUP CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction

of Incorporation)

1-34736	20-3533152
(Commission File Number)	(IRS Employer Identification No.)

Two Warren Place

6120 S. Yale Avenue, Suite 1500

Tulsa, OK 74136-4231

(Address of principal executive offices)

(918) 524-8100

(Registrant’s Telephone Number, including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b):

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock	SEMG	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Information.

As previously disclosed, on September 15, 2019, SemGroup Corporation (“SemGroup” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Energy Transfer LP, a Delaware limited partnership (“Energy Transfer”) and Nautilus Merger Sub LLC, a Delaware limited liability company and a newly formed, wholly owned subsidiary of Energy Transfer (“Merger Sub”), pursuant to which Merger Sub will merge with and into SemGroup (the “Merger”), with SemGroup continuing as the surviving company and a direct wholly owned subsidiary of Energy Transfer. On October 30, 2019, SemGroup filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement for the solicitation of proxies in connection with the special meeting of SemGroup’s stockholders to be held on December 4, 2019, for purposes of voting, among other things, on the adoption of the Merger Agreement (the “Proxy Statement/Prospectus”).

In connection with the Merger Agreement and the transactions contemplated thereby, [seven] complaints, including multiple purported class action complaints, have been filed on behalf of SemGroup stockholders against SemGroup and members of the SemGroup’s board of directors in the United States District Courts for the District of Delaware, Southern District of New York and the District of Colorado. The [seven] complaints are captioned as follows: Walpole v. SemGroup Corporation et al., Case 1:19-cv-01957-MN (D. Del.) (Oct. 15, 2019), Thompson v. SemGroup Corporation et al., Case 1:19-cv-01948-MN (D. Del.) (Oct. 15, 2019), Lawrence v. SemGroup Corporation et al., Case 1:19-cv-02035-UNA (D. Del.) (Oct. 28, 2019), Topley v. SemGroup Corporation et al., Case 1:19-cv-09630 (S.D.N.Y.) (Oct. 18, 2019), Hills v. SemGroup Corporation et al., Case 1:19-cv-10412 (S.D.N.Y.) (Nov. 8, 2019), Marzacco v. SemGroup Corporation, et al., Case 1:19-cv-10610 (S.D.N.Y.) (Nov. 15, 2019), Stallings v. SemGroup Corporation et al., Case 1:19-cv-03108 (D.Co.) (Oct. 31, 2019), which SemGroup and Energy Transfer refer to collectively as the “Stockholder Actions”. In general, the Stockholder Actions allege that the defendants violated Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or aided and abetted in such alleged violations, because the Proxy Statement/Prospectus allegedly omits or misstates material information. The Stockholder Actions seek, among other things, injunctive relief preventing the consummation of the Merger, unspecified damages and attorneys’ fees.

SemGroup, Energy Transfer and the other named defendants believe that no supplemental disclosures are required under applicable laws; however, to avoid the risk of the Stockholder Actions delaying the Merger and to minimize the expense of defending the Stockholder Actions, and without admitting any liability or wrongdoing, SemGroup and Energy Transfer are making certain disclosures below that supplement and revise those contained in the Proxy Statement/Prospectus, which SemGroup and Energy Transfer refer to as the “litigation-related supplemental disclosures.” The litigation-related supplemental disclosures contained below should be read in conjunction with the Proxy Statement/Prospectus, which is available on the Internet site maintained by the SEC at http://www.sec.gov, along with periodic reports and other information SemGroup and Energy Transfer file with the SEC. SemGroup, Energy Transfer and the other named defendants have denied, and continue to deny, that they have committed or assisted others in committing any violations of law, and expressly maintain that, to the extent applicable, they complied with their legal obligations and are providing the litigation-related supplemental disclosures below solely to try to eliminate the burden and expense of further litigation, to put the claims that were or could have been asserted to rest, and to avoid any possible delay to the closing of the Merger that might arise from further litigation. Nothing in the litigation-related supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the litigation-related supplemental disclosures set forth herein. To the extent that the information set forth herein differs from or updates information contained in the Proxy Statement/Prospectus, the information set forth herein shall supersede or supplement the information in the Proxy Statement/Prospectus. All page references are to pages in the Proxy Statement/Prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement/Prospectus.

The members of the SemGroup board unanimously recommend that SemGroup stockholders vote “FOR” the merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.

SUPPLEMENTAL DISCLOSURES TO THE PROXY STATEMENT/PROSPECTUS RELATED TO STOCKHOLDER ACTIONS

The disclosure in the section entitled “Proposal 1: The Merger” under the heading “Background of the Merger”, beginning on page 34 of the proxy statement, is hereby amended by:

Amending and restating the third and fourth sentences in the fifth full paragraph on page 36 under the heading “Background of the Merger” as follows:

Thereafter, the SemGroup board of directors determined that it would not agree to exclusivity with any counterparty at such time and considered the value to its stockholders of a sale-of-the-company transaction despite the earlier terminated discussions with other potential buyers and ongoing negotiations with Company A in respect of the proposed joint venture transaction. Further, the SemGroup board of directors instructed representatives of Jefferies to proceed with a formal market check process, including outreach to potential counterparties, in order to seek additional indications of value for SemGroup in response to Energy Transfer’s increased, revised unsolicited proposal.

Amending and restating the fourth full paragraph on page 39 under the heading “Background of the Merger” as follows:

On September 13, 2019, the SemGroup board of directors convened telephonically to discuss the status of the market check process as well as the definitive documentation with Energy Transfer. Representatives of Jefferies (i) summarized that the market check process was unable to generate a higher valuation and that Energy Transfer’s offer, as delineated on September 10, 2019, remained the proposal that would generate the highest value to stockholders, (ii) summarized that SemGroup received indications of interest from Company D for $12.00 per share, Company E for $14.25 per share, Company F for $13.50 to $15.00 per share, Company G for $15.00 per share, and Energy Transfer for an aggregate value of $17.00 per share, and (iii) disclosed the ownership of a de minimis amount of ET common units through a managed account by a representative of Jefferies and that Jefferies held securities of SemGroup and Energy Transfer in the ordinary course of business for its own account and for the accounts of its customers, which ownership the SemGroup board of directors determined to be immaterial. Representatives of Jefferies discussed various aspects of the potential transaction, including, without limitation, (w) a situation update and a summary of key transaction terms proposed by each potential counterparty that submitted a proposal, (x) an overview and sensitivity analysis of valuation assumptions in respect of Energy Transfer’s proposal, (y) an overview of the valuation analyses of Energy Transfer and SemGroup, followed by detail regarding public market trading multiples, discounted cash flow analyses, and (z) a comparison of broker research target price estimates for ET and SemGroup. The SemGroup board of directors discussed the merits of the transaction and the financial analyses provided by Jefferies, together with the value to SemGroup’s stockholder expected to be achieved if the transaction were consummated. At the request of Mr. McDaniel, Kirkland reiterated the SemGroup board of directors’ fiduciary duties in respect of its consideration of a strategic transaction of this nature and discussed the timing of the proposed acquisition transaction with Energy Transfer. Kirkland also summarized the status of negotiations with Energy Transfer with respect to the merger agreement, including, (a) a proposed private letter ruling regarding the partially tax-free nature of the transaction, (b) treatment of the SemGroup preferred stock in compliance with the terms of the certificate of designations governing the terms thereof, (c) SemGroup’s non-solicitation obligations, including the prohibition against SemGroup soliciting an acquisition proposal during the pendency of the merger, (d) the break-up fee, (e) the “hell-or-high-water” standard and burden of risk in respect of clearance under United States anti-competition laws, and (f) the negative operating covenants during the pendency of the merger, including in respect of employee retention matters and charitable giving commitments.

Adding the following, immediately prior to the heading “Implied Premia Analysis” on page 47:

Management Financial Forecasts

In its analysis, Jefferies utilized for comparison purposes certain financial forecasts of SemGroup and Energy Transfer furnished to Jefferies by the respective management of SemGroup and Energy Transfer, set forth below:

Financial forecasts of SemGroup furnished by SemGroup management:

	2019E	2020E	2021E	2022E	2023E	2024E
	($ in millions)
Adjusted EBITDA	$413	$476	$521	$624	$651	$671
Cash Available for Dividends	$142	$152	$170	$219	$230	$253

Financial forecasts of Energy Transfer furnished by Energy Transfer management:

	2019E	2020E	2021E	2022E
	($ in millions)
Consolidated EBITDA	$11,232	$11,322	$12,115	$12,841
Distributable Cash Flow	$6,375	$6,256	$6,610	$7,264

Amending and restating the first paragraph and the lists entitled “Comparable public companies with respect to SemGroup” and “Comparable public companies with respect to Energy Transfer” on pages 48 and 49 under the heading “Selected Public Companies Analysis” of “Opinion of SemGroup’s Financial Advisor” as follows:

Using publicly available information, selected analyst reports and information provided by SemGroup and Energy Transfer, Jefferies analyzed (i) the selected financial data of SemGroup with similar data of ten crude oil and refined products public companies that Jefferies judged to be comparable to SemGroup for purposes of its valuation analysis, based on the ratio of enterprise value to EBITDA and the distribution or dividend yield of each such comparable company, as set forth in the table “Comparable public companies with respect to SemGroup” and (ii) the selected financial data of Energy Transfer with similar data of six large cap pipeline public companies that Jefferies judged to be comparable to Energy Transfer for purposes of its valuation analysis, based on the ratio of enterprise value to EBITDA and the distribution or dividend yield of each such comparable company, as set forth in the table “Comparable public companies with respect to Energy Transfer”. These companies, which are referred to as comparable public companies, were selected because they were deemed to be similar to SemGroup or Energy Transfer, as applicable, in one or more respects, including the nature of their business, size, diversification and financial performance, including such ratios and yields. No specific numeric or other similar criteria were used to select the comparable public companies and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. As a result, a significantly larger or smaller company with substantially similar lines of business and business focus may have been included while a similarly sized company with less similar lines of business and greater diversification may have been excluded. The comparable public companies were:

Comparable public companies with respect to SemGroup:

	EV / EBITDA		Distribution / Dividend Yield
Company	2019E	2020E	Current	2020E
Enbridge Inc.	12.9x	12.5x	6.3%	6.9%
Plains All American Pipeline, L.P.	9.5x	10.2x	6.7%	7.1%
Magellan Midstream Partners, L.P.	13.2x	12.6x	6.2%	6.5%
Phillips 66 Partners LP	13.6x	12.0x	5.9%	6.4%
Shell Midstream Partners, L.P.	13.2x	11.4x	8.3%	8.8%
Tallgrass Energy, LP	9.5x	10.2x	10.8%	11.1%
NuStar Energy L.P.	11.6x	10.9x	8.6%	8.6%
Holly Energy Partners, L.P.	11.9x	11.7x	10.4%	10.6%
PBF Logistics LP	10.7x	9.7x	9.6%	10.1%
Delek Logistics Partners, LP	10.5x	8.7x	11.0%	11.9%

Comparable public companies with respect to Energy Transfer:

	EV / EBITDA		Distribution / Dividend Yield
Company	2019E	2020E	Current	2020E
Enterprise Products Partners L.P.	11.2x	10.9x	6.2%	6.4%
Kinder Morgan, Inc.	10.6x	10.3x	4.9%	6.0%
The Williams Companies, Inc.	11.0x	10.4x	6.2%	6.7%
MPLX LP	11.8x	9.5x	9.2%	9.8%
Plains All American Pipeline, L.P.	9.5x	10.2x	6.7%	7.1%
Magellan Midstream Partners, L.P.	13.2x	12.6x	6.2%	6.5%

Amending and restating the first paragraph on page 50 under the heading “Discounted Cash Flow Analysis” of “Opinion of SemGroup’s Financial Advisor” as follows:

Jefferies performed a discounted cash flow analysis to estimate the present value of cash available for dividends of SemGroup and distributable cash flow of Energy Transfer, from calendar year 2020 through calendar year 2024 with respect to SemGroup and from calendar year 2020 through calendar year 2022 with respect to Energy Transfer, using financial projections provided by SemGroup and Energy Transfer, discount rates of 10.77% and 9.77% with respect to SemGroup, discount rates of 10.15% and 9.15% with respect to Energy Transfer, terminal yield values of 12.50% and 11.50% with respect to SemGroup and terminal yield values of 8.50% and 7.50% with respect to Energy Transfer. In selecting the discount rates, Jefferies calculated SemGroup’s and Energy Transfer’s respective cost of equity. The cost of equity calculation utilized analysis of selected publicly traded entities that Jefferies deemed relevant in one or more respects. Such analysis takes into account certain financial metrics, including capital structure, the cost of long-term Treasury debt, tax rates and betas for such publicly traded entities, as well as certain financial metrics for the U.S. financial markets generally.

Amending and restating the first paragraph on page 51 under the heading “Selected Transactions Analysis” of “Opinion of SemGroup’s Financial Advisor” as follows:

Using publicly available information, Jefferies analyzed the premiums offered in ten selected comparable mergers announced since January 2013, set forth in the table below, which are collectively referred to as the selected comparable transactions. Jefferies determined such transactions comparable, in its professional judgement, because the parties were deemed to be similar to SemGroup or Energy Transfer, as applicable, in one or more respects, including the nature of their business, size, diversification and financial performance.

				% Premium
Date	Buyer	Seller	Consideration	One-Day Prior Spot	Seven-Day Prior Average	30-Day Prior Average
05/10/19	IFM Global Infrastructure Fund	Buckeye Partners LP	Cash	27.5%	24.7%	23.1%
08/29/17	Zenith Energy Inc.	Arc Logistics Partners L.P.	Cash	15.2%	15.5%	10.9%
05/18/17	Energy Transfer Partners	PennTex Midstream Partners	Cash & Stock	18.0%	21.1%	19.2%
09/06/16	Enbridge, Inc.	Spectra Energy Corp.	Stock	11.6%	12.9%	11.7%
07/13/15	MPLX LP	MarkWest Energy Partners LP	Cash & Stock	31.6%	35.6%	29.9%
11/12/14	Enterprise Products Partners L.P.	Oiltanking Partners L.P.	Stock	8.6%	9.9%	7.0%
10/13/14	Targa Resources Partners LP	Atlas Energy L.P.	Cash & Stock	15.0%	9.5%	7.3%
10/10/13	Regency Energy Partners	PVR Partners	Stock	25.7%	25.1%	23.6%
05/06/13	Inergy Midstream	Crestwood Midstream Partners	Stock	14.5%	13.7%	12.5%
01/29/13	Kinder Morgan Energy Partners L.P.	Copano Energy, L.L.C.	Stock	23.5%	22.2%	26.2%

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements generally can be identified by the fact that they do not relate strictly to historical or current facts. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate,” “will,” “should,” “would,” “may” and “could” or similar words or expressions are generally intended to identify forward-looking statements. Specific forward-looking statements include statements regarding the Company’s plans and expectations with respect to the proposed transaction and the anticipated impact of the proposed transaction on the Company’s results of operations, financial position, growth opportunities and competitive position. These statements reflect the Company’s current views with respect to future events based on management’s experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. No assurances can be given, however, as of this date that these events will occur or that these projections will be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that are difficult to predict and could cause actual results to be materially different from those expressed in or implied by such forward-looking statements. Some of these factors include the Company’s ability to consummate the proposed transaction on the expected timeframe or at all, including due to the inability to obtain all approvals necessary or the failure of other closing conditions; the volatility of oil and natural gas prices; any sustained reduction in demand for, or supply of, the petroleum products we gather, transport, process, market and store; the overall forward markets for crude oil, natural gas and natural gas liquids; operational, regulatory and environment risks; cost and availability of equipment and labor; the Company’s ability to finance its activities; and other risks more fully discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, available on the Company’s website or the SEC’s website at www.sec.gov. Any forward-looking statement speaks only as of the date of which such statement is made and the Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information and Where to Find It

The Company has filed a definitive proxy statement and a form of proxy card with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies for the special meeting of the Company’s shareholders (the “Definitive Proxy Statement”). Investors and security holders may obtain a free copy of the Definitive Proxy Statement, any amendments or supplements to the Definitive Proxy Statement and other documents filed by the Company with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the Definitive Proxy Statement, any amendments or supplements to the Definitive Proxy Statement and other documents (when available) by directing a request by mail or telephone to Investor Relations, SemGroup Corporation, 6120 S. Yale Ave, Suite 1500, Tulsa, OK 74136-4231. Copies of the documents filed by the Company with the SEC will be available free of charge on the Company’s website at ir.semgroup.com.

Participants in the Solicitation

The Company, its directors and certain of its executive officers are participants in the solicitation of proxies from the Company’s shareholders in connection with the matters to be considered at a special meeting of the Company’s shareholders. Information about the Company’s directors and executive officers is available in the Definite Proxy Statement and certain of the Company’s other SEC filings made subsequent to the date of the Definitive Proxy Statement. To the extent holdings of the Company’s securities by such directors or executive officers have changed since the amounts printed in the Definitive Proxy Statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Definitive Proxy Statement and other materials to be filed with the SEC in connection with the special meeting of the Company’s Shareholders.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SEMGROUP CORPORATION

Dated: November 27, 2019	By:	/s/ William H. Gault
	Name:	William H. Gault
	Title:	Secretary